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                       SEABRIGHT INSURANCE HOLDINGS, INC.
                           2101 4TH AVENUE, SUITE 1600
                                SEATTLE, WA 98121



                                January 18, 2005



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3-09

Attn:  Mr. Albert C. Lee

         Re:   SeaBright Insurance Holdings, Inc.
               Registration Statement on Form S-1
               File Number 333-119111

Ladies and Gentlemen:

                  We hereby request acceleration of the effective date of our Registration Statement on Form S-1, SEC File No. 333-119111, as amended, to 1:30 p.m., Eastern time, on Wednesday, January 19, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby confirm that we are aware of our obligations under the Act. Please contact James S. Rowe of Kirkland & Ellis LLP, our special counsel, at (312) 861-2191, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

                                             Sincerely,

                                             SEABRIGHT INSURANCE HOLDINGS, INC.

                                             By:    /s/ M. Philip Romney
                                                    -------------------------
                                             Name:  M. Philip Romney
                                             Title: Vice President - Finance
cc:  James S. Rowe